Mail Stop 4561

August 11, 2008

Mr. Eric Schmidt
Chief Executive Officer
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

> **Re: Google, Inc.**
> **Form 10-Q for the quarterly period ended June 30, 2008**
> **Filed August 7, 2008**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed on February 15, 2008**
> **File No. 000-50726**

Dear Mr. Schmidt:

We have reviewed your response letter dated July 9, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 12, 2008.

Form 10-Q for the quarterly period ended June 30, 2008

Notes to the Consolidated Financial Statements

Note 3. Cash, Cash Equivalents and Marketable Securities

Auction Rate Securities, page 10

1. We note your response to prior comment 1. Please tell us your consideration of providing disclosures to clarify your accounting treatment for auction rate securities. In this respect, your disclosures should describe the following:

   - Key assumptions used in your valuations, the number and dollar amounts of the failed auction rate securities, the amount of any gains realized during the period, and how the auction rate failures and illiquidity impact your fair value determination;

- Key terms of the securities, including the maturity dates, auction reset provisions, and interest rate provisions;

- A discussion of credit quality of collateral;

- An indication of the cause of the impairment, such as credit or liquidity issues;

- Whether the underlying cash flows on the securities are being received;

- An explanation of why you believe the investments are only temporarily impaired, including a discussion of your intent and ability to hold the securities until recovery/maturity; and

- How and when the principal on the auction rate securities will be available, such as upon successful auction, a buyer being found outside the auction process, maturity, or redemption by the issuer.

Provide us with any proposed changes to your accounting policy disclosures.

Investment in America Online ("AOL"), page 12

2. We note from your disclosure that you believe your investment in AOL may be impaired. Please clarify why you do not believe such impairment is other-than-temporary in nature. In this respect, further explain the factors you considered including the duration of the impairment, the reasons for any decline in value and the potential recovery period. Refer to paragraphs 13 and 14 of FSP SFAS 115-1. In addition, tell us what consideration you gave to providing the disclosures in paragraph 17 of FSP SFAS 115-2.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Costs and Expenses

Costs of Revenues, page 28

3. Your disclosure indicates that traffic acquisition costs are primarily based on the revenue share arrangements with your Google Network members and distribution partners. However, we note in your response to prior comment 2 that you only have one distribution agreement under which the fee is based, in part, on a revenue share. Please reconcile your disclosure to your response.

Form 10-K for the fiscal year ended December 31, 2007

Notes to the Consolidated Financial Statements

Cost of Revenues, page 73

4. You indicate in your response to prior comment 2 that costs for distribution
    agreements increased by $76 million from 2006 to 2007 and by $46 million from
    2005 to 2006. However, we note from your disclosures on page 47 that the
    increase in traffic acquisition costs from 2006 to 2007 includes an increase of
    $216.7 million in fees related to distribution arrangements and the increase in
    traffic acquisition costs from 2005 to 2006 includes an increase of $84.1 million
    in fees related to distribution arrangements. Please reconcile your response to
    your disclosure.

5. We note your response to prior comment 2 regarding the traffic acquisition costs
    paid under your AdSense and distribution arrangements. Please further clarify the
    following:

    •   Further explain why you believe it is appropriate to capitalize guaranteed
        minimum revenue share payments for AdSense arrangements that you expect
        will have guaranteed minimum revenue share payments in excess of the
        related direct revenues. Explain why the guaranteed minimum revenue share
        payments are not an immediate expense when paid considering that these
        particular contracts are expected to result in a loss;

    •   Please clarify the nature of any indirect benefits you receive for both AdSense
        arrangements in which you expect the direct revenues will exceed the
        guaranteed minimum revenue share payments as well as those that are not
        expected to be profitable. In addition, tell us how you are able to quantify the
        amounts of such indirect benefits;

    •   Further explain why you consider the fee paid to your distribution partners for
        access points delivered to be an upfront payment under an executory contract.
        In this regard, once the access point is delivered, it does not appear that
        something remains to be delivered by either or both parties to the contract.
        Your obligation to display search results and advertisements for any queries
        made from the access point would appear to be your obligation to the user of
        the access point, whom is not a party to the contract. Furthermore, it does not
        appear that your distribution partner's obligation to continue to distribute
        access points is relevant to the fee paid for the individual access point
        delivered;

    •   Explain the nature of any amounts paid in advance under your distribution
        agreements that would be recoverable in the event of early termination;

- Please clarify the portion of your response that indicates you track revenue by individual access points and test for impairment if there is a significant drop in the usage or revenue from these access points. In this respect, explain whether there are any individual access points that are not profitable and whether you track the revenue and the associated cost capitalized for each individual access point delivered. That is, clarify whether your analysis considers the expected and historical pattern of usage or revenue for the specific access point or for a pool of similar access points;

- Further explain why you believe it is appropriate to defer recognition of the fee paid to your distribution partners for access points delivered.

Please be as detailed as possible in your response.

6. Tell us what consideration you gave to disclosing your method of cost recognition for traffic acquisition costs paid to Google Network members under AdSense arrangements that are not subject to the guaranteed minimum revenue share.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, Melissa Walsh, Staff Accountant, at (202) 551-3224, or me at (202) 551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief